Exhibit 99.8

Tower One Wireless Corp.
Files Amended and Restated Interim Financial Statements and
Management’s Discussion and Analysis

Vancouver, BC, Canada – October 5, 2018 – Tower One Wireless Corp. (CSE: TO) (OTCMKTS: TOWTF) (Frankfurt: A2DKQ4) (“Tower One” or the “Company”) has filed its amended and restated condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 (the "Restated Financial Statements") and corresponding management’s discussion and analysis for the period ended June 30, 2018.

Management has determined that a restatement of the originally filed condensed consolidated interim financial statements was required for the stated periods as the Company identified certain errors that were made on the Company's financial statements. The errors were a result of certain transactions not being recorded correctly and the impact of certain accounting standards not being applied appropriately. All transactions have now been appropriately accounted for and corrected. The Company is restating its condensed consolidated financial statements in order to comply with international financial reporting standards (“IFRS”).

The Restated Financial Statements have been reviewed by the Company’s auditors.

A summary of material errors resulting in restatements to the condensed consolidated financial statements for the three and six months ended June 30, 2018 and 2017 and the impact of the restatements is as follows:

Accounting for the Acquisition of Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”)

The Company incorrectly recorded certain values related to the acquisition of Mexmaken. The intangible asset acquired in the transaction was initially recorded at fair value and a deferred tax liability was recognized. The intangible asset should have been recorded at its carrying value due to the fact that Mexmaken was controlled by a related party and as a result the corresponding deferred tax liability should not have been recognized. As a result of adjustments, the intangible assets were reduced from the previously reported amount of $4,607,881 to $1,883,235 and the deferred income tax liability was reduced from $1,552,084 to $548,324 as at June 30, 2018.

Accounting for Discontinued Operations

During the three month period ended June 30, 2018, the Company reported its intention to divest Tower Construction & Technical Services, Inc. (“TCTS”) and it was considered a discontinued operation. The Company did not identify and adjust correctly for all components of the TCTS discontinued operations in its previously reported figures. As a result, certain classifications on the condensed consolidated interim financial statements were changed and the liabilities related to assets held for sale was reduced from $448,281 to $223,982 and loans from related parties decreased from $1,978,158 to $1,864,008 as at June 30, 2018. In addition, the Company reclassified certain figures on the condensed consolidated statement of comprehensive loss to remove the results of TCTS from the continuing operations.

Accounting for Hyperinflationary Economies

The Company did not identify that Argentina was in a state of hyperinflation and as a result did not correctly record its transactions in accordance IAS 29 “Financial Reporting in Hyperinflationary

Economies”. As a result of recording its transactions and balances in accordance with IAS 29, the

Company’s equipment increased from $3,827,444 to $4,067,904 as at June 30, 2018.

Adjustments Related to Cut-off Errors in Accounts Payable

The Company also did not record certain transactions in the correct periods, which resulted in an increase in accounts payable from $704,440 to $1,042,889 as at June 30, 2018.

Overall, as a result of all the restatements cumulatively, total assets decreased from $9,465,764 to $6,940,929, total liabilities decreased from $5,253,993 to $4,258,073 and total shareholders’ equity decreased from $4,211,771 to $2,682,856 as at June 30, 2018. The net loss for the six months ended June 30, 2018 decreased from $4,616,595 to $4,534,850 and the comprehensive loss decreased from $5,211,206 to $4,951,211. The net loss for the three months ended June 30, 2018 decreased from $1,551,107 to $1,396,524 and the comprehensive loss decreased from $2,332,505 to $1,998,202.

In addition to the above material matters, the Company also made adjustments for some non-material amounts.

About Tower One

Tower One Wireless Corp. was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in Latin American markets that are experiencing strong growth.

The principal business of the Company is to build, own and operate multitenant wireless telecommunications infrastructure in Latin America. Tower One leases space on its telecommunication sites to Mobile Network Operators. The Company is focused on the built to suit telecommunications tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company builds, owns and operates towers in the three largest Spanish speaking countries in Latin America (Argentina, Colombia and Mexico) with a combined population of approximately 220 million people.

Cautionary Disclaimer Statement

Certain statements in this news release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). All statements other than statements of historical fact included in this news release are forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, statements regarding the Restated Financial Statements. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned that assumptions used in the preparation of any forward-looking statements may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking statement. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials, including its Annual Information Form, filed with the Canadian securities regulators and which can be obtained from the Company’s profile on SEDAR at www.sedar.com. The forward-looking statements contained in this news release are made as of the date of this news release and the Company assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements except to the extent required by law.

For further information, please contact:

Abbey Abdiye, Chief Financial Officer
abbey@toweronewireless.com
(604) 559-8051

The CSE has not reviewed, and does not accept responsibility for the adequacy or accuracy of the contents of this news release.